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                                                                 Exhibit 99.1

                                                       AS EXECUTED -- CONFORMED


                     AGREEMENT TO INCORPORATE DEFINED TERMS

         AGREEMENT TO INCORPORATE DEFINED TERMS, dated as of June 19, 1998, between ASTRA AB, a company limited by shares organized and existing under the laws of Sweden ("Astra"), MERCK & CO., INC., a New Jersey corporation ("Merck"), ASTRA MERCK INC., a Delaware corporation ("AMI"), ASTRA USA, INC., a New York corporation and an indirect wholly-owned subsidiary of Astra ("Astra USA"), KB USA, L.P., a Delaware limited partnership of which Astra is the general partner and Astra USA is the limited partner ("KBUSALP"), ASTRA MERCK ENTERPRISES INC., a Delaware corporation and a direct wholly-owned subsidiary of AMI ("Enterprises"), KBI SUB INC., a Delaware corporation and a wholly-owned subsidiary of AMI ("KBI Sub"), MERCK HOLDINGS, INC., a Delaware corporation and a wholly-owned subsidiary of Merck ("Merck Holdings"), and ASTRA PHARMACEUTICALS, L.P., a Delaware limited partnership (the "Partnership").

                                   WITNESSETH:

         WHEREAS, Astra and Merck desire to restructure their joint venture through the entry into the Partnership Agreement by KBUSALP and KBI Sub and the modification and making of certain other contractual arrangements, as provided in the Initial Agreements, the Ancillary Agreements and the Partnership Agreement (such agreements being herein referred to as the "Agreements") and, in furtherance thereof, the parties hereto are entering into this agreement as of the date hereof;

         WHEREAS, in order to insure the confidentiality of the negotiations between the parties, the Agreements have been prepared using certain code words as defined terms to disguise the true identity of the parties;

         WHEREAS, in order to expedite the preparation of execution copies of the Agreements, such code words and related defined terms have been retained in such execution copies; and

         WHEREAS, Astra, Merck, AMI, Astra USA, KBUSALP, Enterprises, KBI Sub, Merck Holdings and the Partnership wish to sign such execution copies of the Agreements and intend to give them binding effect and in connection therewith have agreed to enter into this agreement which identifies the code words used as defined terms in the Agreements and provides for the incorporation by reference herein of such defined terms in each of the Agreements.

         NOW, THEREFORE, in consideration of the premises and the representations, warranties and agreements contained in the Agreements, Astra, Merck, AMI, Astra USA, KBUSALP, Enterprises, KBI Sub, Merck Holdings and the Partnership hereto hereby agree as follows:

         1. The following defined terms used in the Agreements have the following meanings:

                  "KB" means "Astra" or "Astra AB", as appropriate under the circumstances.
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     "TR" means "Merck" or "Merck & Co., Inc.", as appropriate under the circumstances.

     "KBI", "KB TR Inc." or "KBI TR Inc." means "Astra Merck" or "Astra Merck Inc.", as appropriate under the circumstances.

     "KB USA" means "Astra USA" or "Astra USA, Inc." as appropriate under the circumstances.

     "KBI Sub" means "KBI Sub Inc."

     "KBLP" means "KB USA, L.P."

     "KBI-E", "KBI TR E" or "KB TR Enterprises Inc." means "Astra Merck Enterprises" or "Astra Merck Enterprises Inc.", as appropriate under the circumstances.

     "TR Holdings" means "Merck Holdings" or "Merck Holdings, Inc.", as appropriate under the circumstances.

     "KBI-P" means "Astra Merck Pharmaceuticals" or "Astra Merck
Pharmaceuticals, Inc.", as appropriate under the circumstances.

     "KB Pharmaceuticals, L.P.", the "Partnership" or "LP" means "Astra Pharmaceuticals, L.P."

     Notwithstanding anything to the contrary herein, references to "KB USA, L.P." shall mean "KB USA, L.P."

     2. The foregoing defined terms shall be deemed incorporated by reference in each of the Agreements.

     3. Terms used herein which are not defined shall have the meanings set forth in the Master Restructuring Agreement dated as of the date hereof among the parties hereto.

     4. The references on the signature pages of the Agreements to the various parties thereto shall be deemed to mean the legal entities as herein identified and by their execution of the Agreements and this agreement intend to be fully legally bound thereby.

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         IN WITNESS WHEREOF, the parties have caused this agreement to be duly executed as of the date first above written.

ASTRA AB                                MERCK & CO., INC.
     (publ)

By /s/ Goran Lerenius                   By /s/ Judy C. Lewent
   Name: Goran Lerenius                    Name: Judy C. Lewent
   Title: Authorized Signatory             Title: Senior Vice President and
                                                  Chief Financial Officer

ASTRA USA, INC.                         MERCK HOLDINGS, INC.

By /s/ Christian Onfelt                 By /s/ Peter E. Nugent
   Name: Christian Onfelt                  Name: Peter E. Nugent
   Title:Vice President                    Title: President

ASTRA MERCK INC.                        KBI SUB INC.

By /s/ Peter E. Nugent                  By /s/ Peter E. Nugent
   Name: Peter E. Nugent                   Name: Peter E. Nugent
   Title: President                        Title: President

KB USA, L.P.                            ASTRA MERCK ENTERPRISES
                                        INC.

By: ASTRA AB, its General Partner
     (publ)
                                        By /s/ Peter E. Nugent
                                           Name: Peter E. Nugent
/s/ Christian Onfelt                       Title: President
Name: Christian Onfelt
Title: Authorized Signatory

                    ASTRA PHARMACEUTICALS, L.P.

                    By: KB USA, L.P., its General Partner

                    By: ASTRA AB, its General Partner
                         (publ)

                    /s/ Goran Lerenius
                    Name: Goran Lerenius
                    Title: Authorized Signatory